Exhibit 9.1

June 2, 2021

Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

We were previously the independent registered public accounting firm to Lighthouse Life Capital, LLC and, on April 29, 2021, we reported on the consolidated balance sheet of Lighthouse Life Capital, LLC as of September 30, 2020 and the consolidated statements of operations, member’s equity (deficit) and cash flows for the period July 9, 2020 (commencement of operations) through September 30, 2020 and the related notes to the financial statements. On May 27, 2021 we were terminated.

We have read Lighthouse Life Capital, LLC’s statements included under Item 4 of its Form 1-U, and we agree with such statements.

Sincerely, BBD, LLP